U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549
                            ----------------------

                                SCHEDULE  14F-1
                   Under  the  Securities  Exchange  Act  of  1934

                           ISLAND  RESIDENCES  CLUB,  INC.
       (Exact  name  of  registrant  as  specified  in  its  corporate  charter)

                                   000-49978
                           (Commission  File  Number)

                                   Delaware
                           (State  of  Incorporation)

                                   20-2443790
                      (I.R.S. Employer Identification No.)

             P.O. Box 1947, Noosa Heads, Queensland 4567, Australia
                    (Address of principal executive offices)

                               (61-7)  5474-1180
             (Registrant's  telephone  number,  including  area  code)

 ISLAND  RESIDENCES  CLUB,  INC.

INFORMATION  STATEMENT  PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT
                       OF  1934  AND  RULE  14F-1  THEREUNDER


GENERAL

  This Information Statement is being delivered on or about May 3, 2005 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Island Residence Club, Inc., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with the appointment of two new members to the Company's Board of Directors (the "Board").

By unanimous written consent of the sole shareholder of the Company Meridian Pacific Investments HK Ltd., in lieu of a meeting, resulted in a restructuring of the Company's management, Board, and ownership.

   Pursuant  to  the  resolutions  Island  Investments,  Inc,

(1)  changed  its  name  to  Island  Residences  Club,  Inc

(2) increased the authorized board to four members and appointed Graham J. Bristow and Bob Bratadjaja as additional directors

(3) accepted the resignation of Joseph A. Joyce as Secretary, Treasurer and appointed Bob Bratadjaja to replace him

(4) Issued four million common shares to Meridian Pacific Investments HK Ltd in total consideration of $ 10,040,000, for the transfer of four million shares of PT Island Concepts Indonesia Tbk valued @ $0.01 per share and four million rights valued at $2.50 per right. The rights are issued as stay entitlements in the Bali Island Villas in Seminyak, Bali. There is a minimum of 1,000 rights required to be owned for a period of more than one year that entitles the owner of the rights to 10 nights stay valued at $250 per night. These Villas have been developed by and are operated by, PT Island Concepts Indonesia Tbk for The Island Residences Club. There was no cash consideration paid to the company.


(5) Recorded a change in ownership of the 2,240,000 common shares currently held by Meridian Pacific Investments HK Ltd to be held by Meridian Pacific Investments HK Ltd For Benefit Of 525 Beneficial Holders. The Shares were gifted by Meridian Pacific Investments HK Ltd to the holders.They are exempt under Section 5 of the Securities Act of 1934 because the Hong Kong and Indonesian Exchanges are not regulated by, nor under the jurisdiction of, the United States.

(6) Island Residence Club ownership of the four million shares of PT Island Concepts Indonesia Tbk constitutes less than 5% of the issued shares.

(7) Meridian Pacific is a business development company that makes capital investments into companies in various stages of development.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING  SECURITIES  AND  PRINCIPAL  HOLDERS  THEREOF

VOTING  SECURITIES  OF  THE  COMPANY

   On May 3, 2005 there were 6,240,000 shares of common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

    The following table sets forth, as of April 29, 2005, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.



TITLE OF CLASS NAME AND ADDRESS OF                       AMOUNT AND PERCENT OF
               BENEFICIAL OWNER (1)                       NATURE OF  CLASS (2)
                                                         BENEFICIAL
                                                          OWNERSHIP
-------------- ----------------------------------------  ---------- ----------
Common Stock   Meridian Pacific Investments HK Ltd. (3)   6,240,000        100%
               P.O. Box 1947, Noosa Heads
               Queensland 4567, Australia


Common Stock   All Officers and Directors as a Group(3)   6,240,000        100%
               (4 persons)

--------------

   (1)  Beneficial  ownership  has  been  determined  in  accordance with Rule 13d-3 under the Exchange Act and unless otherwise indicated, represents securities for which  the beneficial owner has sole voting investment power or has the power to acquire  such  beneficial  ownership  within  60  days.

   (2)  Based  upon  6,240,000  shares  issued  and  outstanding.

   (3) Meridian Pacific Investments HK Ltd. is majority owned and controlled by Graham J. Bristow. It owns 4,000,000 shares for its own account and 2,240,000 share on behalf of 525 beneficial holders.



CHANGES  IN  CONTROL

   On March 10, 2004, Meridian Pacific Investments HK Ltd. acquired 2,240,000 shares from T. Chong Weng in a private transaction. At that time, Meridian Pacific Investments HK Ltd. became the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended.

   Subsequently, Meridian Pacific Investments HK Ltd acquired four million common shares of the company and disposed on 2,240,000 shares of Common Stock of the company. Meridian Pacific Investments HK Ltd. remains the "control person" of the Registrant as that term is defined in the Securities Act of 1933, as amended.

   Prior to the issuance of the four million (4,000,000) common shares, the Company had 2,240,000 shares of common stock and no shares of Preferred Stock outstanding.

LEGAL  PROCEEDINGS

   The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

DIRECTORS  AND  EXECUTIVE  OFFICERS

   The following table sets forth the names and ages of the incoming director and executive officer of the Company, the principal offices and positions with the Company held by each person. Such person will become a director or executive officer of the Company effective 10 days after the mailing of this Information Statement. The executive officers of the Company are elected annually by the Board. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.


NAME                     POSITION
-----------------        -----------------------------------------------

John R. Kennerley        Chairman and Director

                         Born September 1939, John is an Australian and European Passport Holder. He lives in the Sydney, Australia with is wife Australian Television Host Kerri-Anne Kennerley.

                         He was involved early in his career with Grand Prix racing and world championship winner Sterling Moss. He was a member of the Board of the Directors of Vernon Pools and in 1977 negotiated with the New York State Lottery to introduce Lotto into the State of New York. He was President of Games Management, Inc the operating company of the New York Lotto.

                         After the sale of Vernon Pools, he relocated to Australia and became a director of Fulfillment
                         Australia Ltd before it was sold to TNT Group and Vusion Pacific Pty Ltd that was involved in the manufacturing and distribution of electronic sign boards.

                         In 1999 he became Chairman of Meridian Pacific Capital Pty Ltd a related company to Meridian Pacific
                         Investments  HK  Ltd  a  rovider  of  venture  capital.

                         John is an independent director and not engaged in the day to day business of the company.

Graham J. Bristow        President, Chief Executive Officer and Director

                         Born in July, 1947, in Hastings, New Zealand, he resides in Noosa Heads, Queensland, Australia and is a dual New Zealand and Australian citizen.

                         Graham moved to Australia in 1992 after a career in the Telecommunications and Transport Industries. He became joint Managing Director and founding shareholder of Omni Telecommunications, Ltd in Melbourne Australia, taking the Company public on the ASX via a reverse merger with Henry B. Smith Ltd.

                         He resigned in 1996 to form an Internet Start-Up LibertyOne Ltd, taking the company public on the ASX in 1998. Graham was a Managing Director and major shareholder, relocating to California in 1999 to establish a North American subsidiary of the company.

                         In 2000, upon leaving LibertyOne Ltd, he formed Meridian Pacific Capital Pte Ltd to invest in Asian companies. He was a director of the Indonesian listed company PT Indoexchange Tbk from 2002 until June 2004 and invested in PT Island Concepts Indonesia Tbk in 2002, a villa development and management Company located on the Island of Bali.

                         Graham is an officer and director of the company, actively involved in the day to day operations.

Bob Bratadjaja           Secretary, Treasurer and Director.

                         Bob was born in Central Java, Indonesia, is 40 years of age and married with two children.

                         He obtained a law degree from the University of Jakarta and Worked within the capital markets as a corporate lawyer.

                         He joined PT Courts Indonesia, a Club concept retailer in 2000 and successfully took the company public on the Jakarta and Surabaya Stock Exchange in 2003. Bob was Corporate Secretary of Courts.

                         Bob Bratadjava joined PT Island Concepts Indonesia Tbk in mid 2004 as Corporate Secretary and as head of due diligence Committee in preparation of the company going public on the Surabaya Stock Exchange.

                         He recently joined the board of Island Residence Club, Inc and was appointed as Treasurer and Corporate Secretary.

Joseph Anthony Joyce     Director

                         Born February 1947, Liverpool, UK. Joe is a New Zealand and EU passportholder. He lives in Sydney, Australia with his wife Anne who is CEO of the Australian Government Telecommunications Regulating Organization.

                         Joe Joyce obtained a MBA from the University of Auckland, New Zealand before leaving for Australia and joining LibertyOne, an Australian listed Internet Start-up company in 1997 as its General Manager for New Technology Development being largely Engaged in Educational, Interactive Video, Web Casting business development. He was responsible for due diligence and research and development activities.

                         He left to start Maestro Business Systems Pty Ltd, a developer, systems integrator and marketer of specialist employment and event management software solutions. Joe is founding and majority shareholder and Chairman & CEO of the company which is successful in it's field both in Australia and overseas. He opened a Hong Kong operation and became a Fellow of the Hong Kong Institute of Directors in 1999.

                         He remains with Maestro Business Systems and joined the board of Island Residence Club, inc in 2004 as an independent director.

The registrant does not have a standing audit, nominating and compensation committees of the Board of Directors, or committees performing similar functions. The basis for the view of the board of directors that it is appropriate for the registrant not to have such a committee is that the company had not commenced business for the period ended December 31, 2004. The company intends to form the standing committees and identify each director who participates in the consideration of director nominees within the first ninety days of its operations. The nominating committee does not have a charter at this time.

The company has nominated John Joyce and John Kennerley as it's independent directors. The consideration of these Directors was recommended by the sole security holder. It is was the opinion of the Sole Security Holder that these Directors have significant international business experience that would benefit the company. The Company had the written consent and approval of the Sole Shareholder in the appointment of the directors.



CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
Not  applicable

COMPLIANCE  WITH  SECTION  16(A)  OF  THE  SECURITIES  EXCHANGE  ACT  OF  1934

   Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, none of the officers, directors or shareholders of the Company was delinquent in any necessary filings under Section 16(a).

COMPENSATION  OF  DIRECTORS  AND  EXECUTIVE  OFFICERS

   The Company currently does not pay any cash salaries to any officers or directors.

SUMMARY  COMPENSATION

   The Summary Compensation Table shows no compensation information for services rendered in all capacities for the fiscal year ended December 31, 2004. Other than as set forth herein, no executive officer's salary and bonus exceeded $100,000 in any of the applicable years. There was no compensation to any of the officers or directors including the dollar value of base salaries, bonus awards, the number of stock options granted or other compensation, paid or deferred.

                                  SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  May 6, 2005                          ISLAND  RESIDENCES  CLUB,  INC.

                                              By:  /s/  Graham  J.  Bristow
                                              ---------------------------------
                                              Director,  President  and  CEO


Exhibit A

May 6, 2005

Daniel F. Duchovny
Attorney-Advisor
Office of Mergers and Acquisitions
Securities Exchange Commission

RE: Island Residence Club, Inc

Dear Mr Duchovny:

This letter is in response to your comments in a letter dated April 14, 2005.

Please be advised that we have amended the filing as follows:

     1.  The  mailing  and  filing  date  are  now  the same, as of May 6, 2005.
     2.  We  have  clarified  the  events  in  Item  4.
     3.  We  have  provided  supplemental  information  in  Items  (4)  and (5).
     4.  We  have  revised  the table to reflect the ownership as of May 6, 2005
     5.  We  have  provided  further  information on the officers and directors.
     6.  We  have  provided  additional  information  required  by  Item  7.
     7.  We  agree  with  your  comments  and  intend to disseminate the amended
         Schedule 14F-1, in response to these comments, by electronic mail and first class mail to the security holders on May 6, 2005.

Island Residences Club, Inc hereby acknowledges that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     2. Staff comments or changes to disclosure in response to staff comments in the filings; reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing and;
     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws of the United States.


Sincerely,

ISLAND  RESIDENCES  CLUB,  INC.

By:  /s/  Graham  J.  Bristow
--------------------------------
Director,  President  and  CEO